                          AMENDED EMPLOYMENT AGREEMENT



         THIS AMENDED EMPLOYMENT AGREEMENT is made and entered into this 25th day of April, 2000, by and between THE MED-DESIGN CORPORATION, a Delaware corporation and Med-Design Research Limited, a California Corporation which is a wholly owned subsidiary of The Med-Design Corporation (hereinafter collectively referred to as "Employer"), and MICHAEL SIMPSON, an individual (hereinafter referred to as "Employee") as follows:


WHEREAS, Employer entered into a contract of employment with Employee on November 11, 1999 whereby Employee assumed the position of Chief Operating Officer and Executive Vice President; and


WHEREAS, the parties desire to reconfirm and re-ratify the terms of that contract of employment with certain amended provisions as are hereinafter set forth;


         NOW THEREFORE, IN CONSIDERATION of the above recitals, the mutual undertakings hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:


1.       TERM

1.01 The Employer hereby employs the Employee and the employee hereby accepts employment with the Employer for a period of three (3) years from November 11, 1999 to November 10, 2002, renewable for additional one year terms unless terminated pursuant to the terms of Paragraph 8 of this Agreement. This employment term is subject to annual review by the Employer on each anniversary date of this Agreement and Employer may terminate Employee's employment after such review at its sole discretion with no further obligation.

1.02 This employment may be extended by mutual agreement of the parties. As used herein, the phrase "Employment Term" refers to the entire period of employment of the Employee by the Employer hereunder, whether for the period provided above, or if terminated earlier as hereinafter provided, or as extended by mutual agreement of the parties.



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2.       DUTIES

2.01 The Employee shall serve as the Executive Vice President and Chief Operating Officer of the Employer. He shall do and perform all services, acts, or things necessary or advisable to manage and conduct the responsibilities of the Executive Vice President and Chief Operating Officer of the Employer, subject to the policies set by the Chief Executive Officer and Board of Directors. The Employee shall perform the specific functions and tasks as set forth below:

                  A. Perform the duties and responsibilities of the Executive Vice President and Chief Operating Officer as set forth in the corporate Bylaws of the Employer.

                  B. Manage the implementation of the research, development and manufacturing facilities.

                  C. Advise the Chief Executive Officer and Board of Directors with respect to the management and the implementation of the corporate operations planning, research and development.

                  D. Develop the corporate operations plan including goals, objectives, policies, and strategy for implementation of the plan.

                  E. Prepare and monitor the research, development, and manufacturing plan, and assist the Chief Financial Officer in budgeting and cost control systems, and the monitoring of cost controls.

                  F. Assist the Chief Executive Officer in organization and executive administration, and in marketing, sales and financial planning and strategy.

                  G. Manage the research, development, and manufacturing organization, operations planning, budgeting and cost control, regulatory processing, purchasing, contracts, personnel, and the administration of product research, development and manufacturing.

3.       LOCATION OF EMPLOYMENT

3.01 The aforesaid services shall be rendered primarily at Employer's facilities in Ventura, California; provided, however, that Employee acknowledges that he may be required to perform services on temporary assignments in other locations from time to time and that he may be reassigned, from time to time, by Employer for extended periods to other locations; provided, however, Employee consents in advance to such temporary assignment in other locations.


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4.       EMPLOYEE REPRESENTATIONS

4.01 Employee represents and warrants that he is currently not a party to any employment agreement, consulting agreement or other arrangement which would in any manner interfere with the duties and responsibilities he will be required to perform under this Agreement. Employee hereby further agrees that he will undertake no activity either directly or indirectly outside of his employment with Employer which would either conflict with his duties under this Agreement or be detrimental to the interests of Employer. In order to best assure that these covenants are not breached, any outside employment of whatsoever nature shall require the advance written consent of Employer.

5.       COMPENSATION

5.01 As compensation for his services hereunder, the Employee shall receive a salary at the rate set forth in the attached Schedule "A", for full time employment payable in accordance with Employer's standard practices for payment of salary to its employees.

6.       EMPLOYEE BENEFITS

6.01 Employee shall have and retain all those benefits as are from time to time determined by the Board of Directors, including but not limited to health insurance, life insurance, vacation, holidays and sick leave. It is agreed by Employer that Employee shall be granted benefits that are received by other senior Employees of the Employer. Long term disability insurance as offered by Employer must be paid for by Employee and maintained as a condition of employment.

7.       BUSINESS EXPENSES

7.01 The services required by the Employer may require the Employee to incur reasonable business expenses, including travel expenses on behalf of the Employer. The Employer shall promptly reimburse the Employee for all reasonable business expenses incurred by the Employee in connection with the business of the Employer, which shall include, but not be limited to automobile mileage, airfare, ground transportation, lodging and subsistence, entertainment and promotional expenses, printing and reproduction, long distance telephone and facsimile charges, and postage and freight costs.

8.       TERMINATION

8.01 The Employee's employment hereunder may be terminated by the Employer without any breach of this Agreement or any obligation to make severance payment under the circumstances described below in subparagraph 8.04:




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8.02 The Employee's employment hereunder shall terminate upon Employee's death.
In event of the death of the Employee during the term of employment, the date of termination shall be on the date of death.

8.03 As a result of the Employee's incapacity due to physical or mental illness, the Employer may terminate the Employee's employment hereunder by giving written notice to such effect to the Employee. In the event of the termination of the Employee's employment hereunder pursuant to this paragraph 8.03, the date of termination shall be the date on which notice of termination is received by the Employee or Employee's personal representative.

8.04 The Employer may terminate the Employee's employment under this Agreement at any time for cause. For purposes of this Agreement, the term "cause" shall be limited to the following: (i) acts by Employee involving moral turpitude which reflect materially and adversely on the Employer, its reputation, or its assets;
(ii) gross and continued neglect by the Employee of Employee's duties, which neglect continues for more than thirty (30) days after written notice specifying the nature thereof is received by the Employee; (iii) conviction of a crime involving moral turpitude, including, without limitation, theft or embezzlement;
(iv) continuing alcohol or drug abuse; or (v) a material breach of this Agreement which breach remains uncured for a period of thirty (30) after written notice specifying the nature of such breach by the Employee; provided, however, that if the nature of such breach by Employee; is such that more than thirty
(30) days are reasonably required for its cure, then the Employer shall not have the right to terminate this Agreement if the Employee commences such cure within such thirty (30) day period and thereafter diligently prosecutes such cure to completion. Termination pursuant to this paragraph 8.04 shall be by written notice to the Employee which notice shall specify the cause for termination.

9.       RIGHTS TO WORK

9.01 All inventions, new products, manufacturing processes and work product made pursuant to this Agreement and Employee's contributions thereto (hereinafter referred to as "Work") shall be the sole and exclusive property of Employer. Employer shall have the perpetual and exclusive right to use, manufacture, distribute, sell or license throughout the world any Work, or part thereof, in which Employee's services are utilized in the medical device and equipment industry which is now known or may hereafter exist, including, without limitation, inventions, new product developments and designs, and the development of manufacturing processes for the medical device and equipment industry. All revenue that Employer derives from the distribution, sales or licensing of such Work shall be the sole and exclusive property of Employer.

9.02 All processes, inventions, design, patents, copyrights, trademarks and other intangible rights that Employee may conceive or develop, either alone or with others, during the term of Employee's employment, in which the equipment, supplies, facilities or trade secret information of Employer was used, or which





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

relate at the time of conception or reduction to practice of the invention to the business of Employment or to Employer's actual or demonstrably anticipated research and development, or which result from any work that Employee performed for Employer, shall be the sole property of the Employer. Employee shall disclose to Employer all inventions conceived during the term of employment, whether or not the property of Employer under the terms of the preceding sentence, provided that such disclosure shall be received by Employer in confidence. Employee shall execute all documents, including patent applications and assignments, that Employer requires to establish Employer's rights under this Section.

9.03 The parties understand and agree that the rights granted to Employer in this paragraph shall continue in effect after the termination or expiration of this Agreement to the extent necessary for Employer's full enjoyment of such rights.

10.      COVENANT NOT TO COMPETE

10.01 The Employee agrees that, during the term of employment, including any renewal thereof, he will not act as an officer, director or consultant or Employee of, or have any direct or indirect financial interest (excluding financial interests in publicly traded corporations) in any business competing with the business of the Employer or its successor. In addition, while Employee is employed by Employer and for three (3) years after termination of that employment, Employee will not, except on behalf of Employer, directly or indirectly, solicit or accept business in competition with Employer from any persons or entities which have been customers of Employer.

10.02 Employee acknowledges that it is the policy of Employer to maintain as secret and confidential all valuable and unique information heretofore or hereafter acquired, developed or used by employer relating to the business, operations, employees, new products, manufacturing processes and work product of Employer, all of which gives Employer a competitive advantage in its business (all such information which is hereinafter referred to as "Employer Confidential Information"). Employee hereby acknowledges that Employer Confidential Information constitutes "trade secrets" within the meaning of California Civil Code 426.1(d), the use of which would constitute an unfair business practice and a violation of the Uniform Trade Secrets Act (California Civil Code 3426-3426.10). Employee further recognizes that the services to be performed by him are special and unique and that by reason of his duties, will acquire Employer Confidential Information. In consideration of Employer entering into this Agreement, Employee agrees that:

                  A. Use of Confidential Information. Employee shall not use Employer Confidential Information directly or indirectly, or use, publish, disseminate or otherwise disclose any Employer Confidential Information without the prior written consent of Employer.

                  B. Protection. Employee shall exercise all due and diligent precautions to protect the integrity of all Employer Confidential Information, including but not


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                           limited to new products, manufacturing processes,
                           mailing lists and sources thereof, statistical data and compilations, agreements, contracts, manuals or other documents embodying any Employer Confidential Information and Employee shall return all such documents in his possession or control upon the request of Employer.

                  C. Irreparable Harm. Employee acknowledges that irreparable injury would result to Employer, its business and its property, in the event Employee fails to perform his obligations under this Paragraph
                           10. Accordingly, Employee acknowledges and agrees that in the event of his failure to perform his obligations hereunder, Employer shall be entitled, in addition to any other remedies and damages available to it, to whatever injunctive relief may be appropriate to restrain the breach or compel the performance of this Paragraph 10.

                  D. Nonsolicitation. Employee further agrees that he shall neither solicit any employee, independent contractor, consultant, customer, vendor, competitor, attorney or accountant of Employer, nor solicit or communicate with by way of announcement, publication, advertisement or otherwise (except to the extent necessary to perform his duties and responsibilities under this Agreement) any person or entity with whom Employer has a business relationship or who or which competes with Employer for a period of one (1) year from the date of termination of Employee's employment pursuant to this Agreement. Employee further recognizes that irreparable injury will result to Employer, its business and its property, in the event that Employee fails to perform his obligations under this Paragraph 10.02 D. Accordingly, Employee acknowledges and agrees that in such event, Employer shall be entitled, in addition to any other remedies and damages available to it, to whatever injunctive relief may be appropriate to restrain the breach or compel the performance of this paragraph of Paragraph 10.02D.

11.  NOTICES

11.01 All notices, requests, demands or other communications required to or permitted to be given under this Agreement shall be in writing and shall be conclusively deemed to have been duly given (1) when hand delivered to the other party; (2) when received when sent by telex or facsimile at the address and number set forth below (provided, however, that notices given by facsimile shall not be effective unless either (a) a duplicate copy of such facsimile notice is promptly given by depositing same in a United States post office with first class postage prepaid and addressed to the parties as set forth below, or (b) the receiving party delivers a written confirmation or receipt for such notice either by facsimile or any other method permitted under this paragraph;


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additionally, any notice given by telex or facsimile shall be deemed received on the next business day if such notice is received after 5:00 p.m. (recipient's time) or on a non-business day; (3) three business days after the same have been deposited in a United States post office with first-class or certified-mail return-receipt-requested postage prepaid and addressed to the parties as set forth below; or (4) the next business day after same have been deposited with a national overnight delivery service reasonably approved by the parties, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

         To Employer:               The Med-Design Corporation
                                    2810 Bunsen Avenue
                                    Ventura, CA  93003
                                    Facsimile (805)  339-9751
                                    James M. Donegan, Chief Executive Officer

         To Employee:               Michael Simpson
                                    747 Calle De Los Amigos
                                    Santa Barbara, CA  93105

12.      ENTIRE AGREEMENT

         This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the employment of the Employee in the positions herein above-described and contains all of the covenants and agreements between the parties with respect to such employment in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, orally or otherwise, have been made by any party, or anyone acting on behalf of any party, which are not embodied herein, and that no other agreement, statement, or promise not contained in this Agreement shall be valid or binding.

13.      MODIFICATION

         Any modification to this Agreement will be effective only if it is in writing signed by the parties hereto.

14.      SEVERABILITY

         If any provision in this Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remaining provisions shall nevertheless continue in full force without being impaired or invalidated in any way, except to the extent that either Employees' obligations to provide the services herein outlined, or Employer's obligation to compensate Employee therefore shall be determined to be void, illegal or unenforceable, in which event the entire Agreement shall be terminable at the option of either party.



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

15.      CONSTRUCTION AND JURISDICTION

         This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of California irrespective of such state's choice-of-law principles. The parties hereto agree that all actions or proceedings arising in connection with this Agreement shall be tried and litigated exclusively in the State and Federal courts having jurisdiction over Ventura California. The aforementioned choice of venue is intended by the parties to be mandatory and not permissive in nature, thereby precluding the possibility of litigation between the parties with respect to or arising out of this Agreement in any jurisdiction other than that specified in this paragraph.

16.      ARBITRATION

         The parties shall submit any dispute concerning the interpretation of or the enforcement of rights and duties under this Agreement to final and binding arbitration pursuant to the American Arbitration Association Rules. Arbitration shall be conducted by a neutral arbitrator or arbitrators appointed in accordance with the American Arbitration Association Rules in the Los Angeles, California office or any office more convenient to the parties in or around Ventura, California. Notwithstanding the foregoing, a party may apply to a court of competent jurisdiction for relief in the form of a temporary restraining order or preliminary injunction, or other provisional remedy pending final determination of a claim through arbitration in accordance with this paragraph.

17.      SUCCESSORS AND ASSIGNS

         Subject to the provisions of this Agreement regarding assignment, this Agreement shall be binding upon the heirs, executors, administrators, legal representatives, successors, and assigns of the respective contracting parties.


IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written with full knowledge of the contents and intending thereby to be legally bound.


ATTEST:                                              EMPLOYER:

                                                     THE MED-DESIGN CORPORATION
                                                     a Delaware Corporation


__________________________________                   By: _______________________
Secretary                                                James M. Donegan
                                                         Chief Executive Officer


ATTEST:                                              MDC RESEARCH, LIMITED
                                                     a California Corporation



___________________________________                  By: _______________________
Secretary                                                James M. Donegan
                                                         Chief Executive Officer


WITNESS:                                             EMPLOYEE:


____________________________________                 ___________________________
                                                     Michael Simpson





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                 Schedule A to the Amended Employment Agreement
             Between The Med-Design Corporation and Michael Simpson

A.       Base Compensation

         Employee's annual base compensation shall be $165,000.00 per annum. Annual bonuses will be determined at the discretion of the Board's Compensation Committee upon recommendation by James M. Donegan, Chief Executive Officer. Incentive Stock Options will similarly be awarded on an annual basis at the discretion of the Board's Compensation Committee upon review by James M. Donegan, Chief Executive Officer.

B.       Warrant Compensation

         Employee will receive Warrants for 50,000 shares of Employer stock priced at the close of the market on November 11, 1999, the date Employee began assuming his duties with the Employer, $7.875. These Warrants will be in the standard Med-Design Warrant form providing for immediate vesting and a five (5) year life during which the Warrants may be exercised.

C.       Additional Warrant Compensation

         In addition to the Warrants received in the above paragraph B, the Employer shall immediately issue a Warrant to Employee for sixty six thousand (66,000) shares of Employer's common stock priced as of the close on April 25, 2000, $11.875 per share. The Warrants will provide that thirty three thousand (33,000) shares shall vest on November 11, 2000 and thirty three thousand (33,000) shares shall vest on November 11, 2001. The Warrants will be exercisable five (5) years from the dates of vesting. The Warrant shall provide that vesting shall be immediate upon Employee's death or upon a change in control of Employer, but the unvested shares shall not vest before the vesting date in the event that Employee either voluntarily terminates his employment or is terminated for cause by Employer.

D.       Additional Expense Allocation

         Employer shall lease an automobile for Employee's use in Ventura. Employee can select said automobile not to exceed a purchase price of $45,000.

E.       Special Incentive Shares

         If during the course of Employee's employment with Employer, the Employer is merged into or acquired by another entity successfully, the Employer will cause to be issued to Employee 200,000 shares of the Employer's common stock at no cost to Employee.



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         Or in the alternative;

         If at any time while Employee is employed by the Employer, the Employer's common stock trades over $22.00 per share for thirty (30) consecutive trading days, Employer shall give Employee the right to receive the same 200,000 shares at no cost to Employee (it being understood that the total special incentive grant of shares will never exceed 200,000 shares) in the following manner:

                  1. Sixty six thousand six hundred sixty seven (66,667) shares shall vest upon the sooner of (a) one year after the 30th day of the above-described trading or
                           (b) the date that such shares are registered.

                  2. Sixty six thousand six hundred sixty seven (66,667) shares shall vest two (2) years after the 30th day of the above-described trading.

                  3. Sixty six thousand six hundred sixty six (66,666) shares shall vest three (3) years after the 30th day of the above-described trading.

                  4. In the event that Employer's Common Stock does not trade over $22.00 per share for thirty (30) consecutive trading days by November 11, 2004, the 200,000 shares, at no cost to Employee, shall vest on that date.

         Vesting of the above-described incentive shares shall be immediate upon Employee's death or upon a change in control of Employer, but the unvested shares shall not vest before the vesting date in the event that Employee either voluntarily terminates his employment or is terminated for cause by Employer.

         Notwithstanding the aforesaid conditions, in the event that Employee completes the three (3) year term of this Agreement and Employer declines to renew or extend this Agreement, Employee shall still be entitled to the above-described vesting of incentive shares although no longer employed by Employer.

         This incentive compensation is granted subject to Shareholder approval.

ATTEST:                                              EMPLOYER:

                                                     THE MED-DESIGN CORPORATION
                                                     a Delaware Corporation


____________________________________________         By: _______________________
Secretary                                                James M. Donegan
                                                         Chief Executive Officer




ATTEST:                                              MDC RESEARCH, LIMITED
                                                     a California Corporation



____________________________________________         By: _______________________
Secretary                                                James M. Donegan
                                                         Chief Executive Officer


WITNESS:                                             EMPLOYEE:


____________________________________________         ___________________________
                                                     Michael Simpson





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